Exhibit 10.5

AMENDED AND RESTATED SECURITY AGREEMENT

This AMENDED AND RESTATED SECURITY AGREEMENT, dated as of October 8, 2024 (this "Agreement"), is among Scilex Holding Company, a Delaware corporation (the "Company"), the Subsidiaries of the Company party hereto (such subsidiaries, the "Grantors" and together with the Company, the "Debtors") and Acquiom Agency Services LLC, a Colorado limited liability company, as the collateral agent (the "Agent") for the holders of the Company's (a) Senior Secured Note Due March 21, 2025, in the original aggregate principal amount of $101,875,000.00 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Tranche A Note") and all Additional Notes (as defined in the Tranche A Note and collectively with the Tranche A Note, the "Tranche A Notes") and (b) Tranche B Senior Secured Convertible Promissory Notes due October 8, 2026, in an aggregate principal amount of $50,000,000.00 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Tranche B Notes", together with the Tranche A Note, the Additional Tranche A Notes, collectively, the "Notes" and each, individually, a "Note"), and (c) in each case, their endorsees, transferees and assigns (collectively with the Agent, the "Secured Parties").

W I T N E S S E T H:

WHEREAS, pursuant to the Tranche A Securities Purchase Agreement (as defined below), Oramed Pharmaceuticals Inc. have extended a loan to the Company evidenced by the Tranche A Note;

WHEREAS, pursuant to a certain Subsidiary Guarantee, dated as of September 21, 2023 (the "Guarantee"), the Grantors have jointly and severally agreed to guarantee and act as surety for payment of the Tranche A Notes;

WHEREAS, in connection with the Tranche A Notes, the Debtors executed that certain Security Agreement, dated as of the Tranche A Closing Date (as amended, restated, amended and restated, supplemented or otherwise modified immediately prior to the date hereof, the "Existing Security Agreement");

WHEREAS, pursuant to the Tranche B Securities Purchase Agreement (as defined below), the buyers party thereto have agreed to extend a loan to the Company evidenced by the Tranche B Notes; and

WHEREAS, in order to induce the Secured Parties to extend or maintain the loans evidenced by the Notes, as applicable, the parties hereto desire to amend and restate the Existing Security Agreement;

NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Existing Security Agreement is hereby amended and restated and the parties hereto hereby agree as follows:

1. **Certain Definitions**. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1. Terms used but not otherwise defined in this Agreement that are defined in Article 9 of the UCC (such as "account", "chattel paper", "commercial tort claim", "deposit account", "document", "equipment", "fixtures", "general intangibles", "goods", "instruments", "inventory", "investment property", "letter-of-credit rights", "payment intangibles", "proceeds" and "supporting obligations") shall have the respective meanings given such terms in Article 9 of the UCC. Unless otherwise defined herein, terms defined in the Tranche A Notes and used herein shall have the meanings given to them in the Tranche A Notes.

"Additional Debtor" has the meaning set forth in Section 4(ii).

"Collateral" means the following personal property of the Debtors, whether presently owned or existing or hereafter acquired or coming into existence, wherever situated, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Collateral and of insurance covering the same and of any tort claims in connection therewith, and all dividends, interest, cash, notes, securities, equity interest or other property at any time and from time to time acquired, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Securities (as defined below):

(i) All goods, including, without limitation, (A) all machinery, equipment, computers, motor vehicles, trucks, tanks, boats, ships, appliances, furniture, special and general tools, fixtures, test and quality control devices and other equipment of every kind and nature and wherever situated, together with all documents of title and documents representing the same, all additions and accessions thereto, replacements therefor, all parts therefor, and all substitutes for any of the foregoing and all other items used and useful in connection with any Debtor's businesses and all improvements thereto; and (B) all inventory;

(ii) All contract rights and other general intangibles, including, without limitation, all partnership interests, membership interests, stock or other securities, rights under any of the Organizational Documents, agreements related to the Pledged Securities, rights under licenses (including, but not limited to, Copyright Licenses, Patent Licenses, Trademark Licenses, Trade Secret Licenses, and any and all rights in or to Material Licenses), distribution and other agreements, Computer Software (whether "off-the-shelf", licensed from any third party or developed by any Debtor), computer software development rights, leases, franchises, customer lists, quality control procedures, grants and rights, goodwill, Intellectual Property and income tax refunds;

(iii) All accounts, together with all instruments, all documents of title representing any of the foregoing, all rights in any merchandising, goods, equipment, motor vehicles and trucks which any of the same may represent, and all right, title, security and guaranties with respect to each account, including any right of stoppage in transit;

(iv) All documents, letter-of-credit rights, instruments and chattel paper;

(v) All commercial tort claims (including, without limitation, the commercial tort claims set forth on Schedule 10 to the Perfection Certificate as of the date hereof);

(vi) All deposit accounts and all cash and cash equivalents (whether or not deposited in such deposit accounts);

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(vii) All investment property;

(viii) All supporting obligations;

(ix) All insurance policies of any kind maintained by any Debtor;

(x) All files, records, books of account, business papers, and computer programs; and

(xi) To the extent not otherwise included, all Proceeds, Payment Intangibles, Supporting Obligations and products of any and all of the foregoing and all collateral security and guaranties given by any Debtor with respect to any of the foregoing.

Without limiting the generality of the foregoing, the "Collateral" shall include all investment property and general intangibles respecting ownership and/or other equity interests in each Grantor, including, without limitation, the shares of Capital Stock and the other equity interests presently owned as listed in the Perfection Certificate (as the same may be modified from time to time pursuant to the terms hereof), and any other shares of Capital Stock and/or other equity interests of any other direct or indirect subsidiary of any Debtor obtained in the future, and, in each case, all certificates representing such shares and/or equity interests and, in each case, all rights, options, warrants, stock, other securities and/or equity interests that may hereafter be received, receivable or distributed in respect of, or exchanged for, any of the foregoing and all rights arising under or in connection with the Pledged Securities, including, but not limited to, all dividends, interest and cash.

Notwithstanding anything to the contrary contained herein, the "Collateral" shall not include (each of the following, "Excluded Collateral") (a) any property that is the subject of a lien securing purchase money indebtedness or leases permitted under the Notes where the applicable purchase agreement or lease prohibits any Debtor from granting any other liens in such property provided, that (i) any such limitation described in this clause (a) on the security interests granted hereunder shall apply only to the extent that any such prohibition could not be rendered ineffective pursuant to the UCC or any other applicable law (including pursuant to a Bankruptcy Event) or principles of equity and (ii) in the event of the termination or elimination of any such prohibition, or upon the granting of any such consent, or waiving or terminating any requirement for such consent, a security interest in such property, lease, license or contract shall be automatically and simultaneously granted hereunder and shall be included as Collateral hereunder, (b) more than sixty-five percent (65%) of the equity interests of any entity organized under the laws of any jurisdiction outside of the United States, (c) any intent-to-use trademark application prior to the filing of a "Statement of Use" or "Amendment to Allege Use" with respect thereto, to the extent, if any, that, and solely during the period, if any, in which the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law, (d) any lease, license or other contract or any governmental authorization, certificate, charter, franchise, approval and consent of any Debtor (other than any proceeds and receivables thereof unless such proceeds and receivables would otherwise be excluded from Collateral pursuant to the terms of this paragraph) if the grant of a security interest in such lease, license, contract, governmental authorization, certificate, charter, franchise, approval or consent in the manner contemplated by this Agreement is prohibited by the terms of such lease, license,

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contract governmental authorization, certificate, charter, franchise, approval or consent (provided that such requirement existed on the Tranche A Closing Date or at the time of the acquisition of such asset and was not incurred in contemplation thereof (other than in the case of capital leases and purchase money financings)) or by applicable law and would result in the termination of such lease, license or contract in favor of any other party thereto (other than a Debtor) or give the other parties thereto (other than a Debtor) the right to terminate, accelerate or otherwise adversely alter any Debtor's rights, titles and interests thereunder (including upon the giving of notice or the lapse of time or both) or requires any consent from the counterparty thereto or a governmental authority not obtained (without any requirement to obtain such consent or authorization), after giving effect to the applicable anti-assignment provisions of the UCC, (e) any fee-owned real property (other than Material Real Property) and any leasehold interest in real property (it being understood that there shall be no requirement to obtain any landlord waivers, estoppels or collateral access letters), (f) motor vehicles and other assets subject to certificates of title, except to the extent a security interest therein can be perfected by the filing of a UCC financing statement, (g) all commercial tort claims that are not reasonably expected as determined by the Company in good faith to result in a judgment or settlement payment with a value in excess of $500,000 individually, (h) assets to the extent the pledge thereof or grant of security interests therein (x) is prohibited by any applicable law, rule or regulation (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition), or (y) requires any consent, approval, license or other authorization of any third party (other than the Company or its Subsidiaries) pursuant to a contract binding on such asset (provided that such requirement existed on the Tranche A Closing Date or at the time of the acquisition of such asset and was not incurred in contemplation thereof (other than in the case of capital leases and purchase money financings permitted under the Notes)) or governmental authority not obtained, other than to the extent such prohibition or restriction would be rendered ineffective under the UCC (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC); provided that, in the event of the termination or elimination of any such prohibition or the requirement for any consent for the pledge or grant of security interest in such asset to the extent sufficient to permit any such item to become Collateral hereunder, or upon the granting of any such consent, or waiving or terminating any requirement for such consent, a security interest in such asset shall be automatically and simultaneously granted hereunder and shall be included as Collateral hereunder, (i) margin stock, (j) letter of credit rights with a value of less than $250,000 individually, except to the extent perfection of the security interest therein is accomplished by the filing of a UCC financing statement (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement), (k) assets where the burden or cost (including any adverse tax consequences to the Company or any Subsidiary) of obtaining a security interest therein or perfection thereof exceeds the practical benefit to the Secured Parties afforded thereby as reasonably determined between the Company and the Agent, (l) any assets to the extent a security interest in such assets or perfection thereof would result in material adverse tax consequences to the Company or any Subsidiary as reasonably determined by the Company in good faith, in consultation with the Agent and (m) the Purchased Receivables (as defined in the Royalty Purchase Agreement).

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Notwithstanding anything to the contrary set forth herein, no actions in any non-U.S. jurisdiction shall be required in order to create or perfect any security interest in any assets unless the Company's and its Subsidiaries' EBITDA on a consolidated basis generated from such non-U.S. jurisdiction is at any time greater than 5% of the total EBITDA of the Company and its Subsidiaries on a consolidated basis (an "Applicable EBITDA Producing Foreign Jurisdiction"), in which case the Debtors shall be required to take such action as may be necessary for the Agent to register the Agent's security interest (to the extent legally permitted in such non-U.S. jurisdiction) in all Intellectual Property registered in such Applicable EBITDA Producing Foreign Jurisdiction. As of the Tranche A Closing Date, the Debtors shall only be required to take such action as may necessary for the Agent to register the security interests of the Agent in Intellectual Property in the United States (this paragraph, the "Foreign Perfection Requirement").

"Computer Software" means all Software (as defined in the UCC), computer software, applications, programs and databases (including Source Code, object code and all related applications and data files), firmware and documentation and materials relating thereto.

"Copyright Licenses" means any and all agreements, now or hereafter in effect, providing for the granting of any license or similar right in or to Copyrights owned by any Debtor or that any Debtor otherwise has the right to license, or granting to any Debtor any right to use any Copyright owned by any other Person or that any other Person otherwise has the right to license, and all rights of any Debtor under any such agreement.

"Copyrights" means all United States and foreign copyrights (including community designs), including copyrights in Computer Software and databases, whether registered or unregistered or published or unpublished, and, with respect to any and all of the foregoing: (i) all registrations, recordings and applications therefor, (ii) all rights corresponding thereto throughout the world, (iii) all rights to sue for past, present and future infringements thereof, and (iv) all proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages and proceeds of suit.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"Enforcing Required Holders" means the Note Holders permitted to exercise such remedies at such time pursuant to Section 2 of the Intercreditor Agreement.

"Excluded Collateral" has the meaning set forth in the definition of Collateral.

"Existing Security Agreement" has the meaning set forth in the recitals hereto.

"Intellectual Property" means the collective reference to all rights, priorities and privileges relating to intellectual property owned by the Debtors, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, (i) all Copyrights, (ii) all Patents, (iii) all Trademarks, trade names, corporate names, company names, business names, fictitious business names, trade dress, service marks, logos, domain names and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, or otherwise, and all common law rights related thereto, (iv) all Trade Secrets arising under the laws of the United States, any other country or any political subdivision thereof, (v) all rights to obtain any reissues, renewals or extensions of the foregoing, (vi) all rights, title and interests arising under any law, in or relating to Internet domain names, and (vii) all permits, registrations, franchises,

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corporate or other business records, compositions, drawings, specifications, systems, designs, plans, proposals and technical data and manuals, computer software (including object code, source code and associated data and related documentation), goodwill, indicia, business identifiers, inventions, formulas, processes and techniques, production methods, research and development information, proprietary information, know-how, and trade-secrets and, in each case, all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

"Intercreditor Agreement" means that certain Agreement Among Holders dated as of the date hereof by and among, inter alios, the holders of Tranche A Notes as First Out Holders (as defined therein) and the holders of Tranche B Notes as Last Out Holders (as defined therein).

"Issuers" means, collectively, each issuer of any investment property.

"Material Real Property" means any fee-owned real property located in the United States and owned by any Debtor with a fair market value in excess of $1,000,000 on the Tranche A Closing Date (if owned by a Debtor on the Tranche A Closing Date) or at the time of acquisition (if acquired by a Debtor after the Tranche A Closing Date).

"Necessary Endorsement" means undated stock powers endorsed in blank or other proper instruments of assignment duly executed and such other instruments or documents as the Agent (at the written direction of the Required Holders) may reasonably request.

"Note Documents" means the Securities Purchase Agreements, the Notes, this Agreement, the other Security Documents (as defined in the Tranche A Securities Purchase Agreement), the Guarantee, and all exhibits and schedules thereto and hereto. Note Documents shall not include the Warrants (as defined in the Securities Purchase Agreements), the Management Sale Letters, the Registration Rights Agreement, the DIP Assumption Letter, the Oramed SPA Termination (as each of the foregoing terms is defined in the Tranche A Securities Purchase Agreement) or any related documents to any of the foregoing.

"Note Holder" means any holder of any Notes under the Securities Purchase Agreements.

"Obligations" means all of the liabilities and obligations (primary, secondary, direct, contingent, sole, joint or several) due or to become due, or that are now or may be hereafter contracted or acquired, or owing to, of any Debtor to the Secured Parties, in each case arising under this Agreement, the Notes and the other Note Documents (as defined herein), whether now or hereafter existing, voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from any of the Secured Parties as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time. Without limiting the generality of the foregoing, the term "Obligations" shall include, without limitation: (i) principal of, and interest on the Notes and the loan extended pursuant thereto; (ii) any and all other fees, indemnities, costs, obligations and liabilities of the

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Debtors from time to time under or in connection with this Agreement and the other Note Documents (as defined herein); and (iii) all amounts (including but not limited to post-petition interest) in respect of the foregoing that would be payable but for the fact that the obligations to pay such amounts are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving any Debtor.

"Organizational Documents" means with respect to any Debtor, the documents by which such Debtor was organized (such as a certificate of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such Debtor (such as bylaws, a partnership agreement or an operating, limited liability or members' agreement).

"Paid in Full" or "Payment in Full" means, with respect to any type of Obligation, repayment in full in cash or immediately available funds (or cash collateralization in accordance with the terms hereof or any of the Note Documents, excluding any cash collateralization pursuant to Section 3(c) hereof) or other consideration acceptable to the recipient thereof of all amounts owing on account of such Obligation including, without limitation, all such amounts consisting of all interest, fees, expenses, costs (including rights to reimbursement from Obligors for costs and expenses), premiums, indemnities (including cash collateralization of indemnification obligations that have been asserted or threatened in an amount to be reasonably determined by the Agent in good faith), other charges and all other amounts in respect of the foregoing and all such amounts that are incurred during, or accrue from and after, the commencement of an Insolvency Proceeding (or that would accrue and become due but for the commencement of such Insolvency Proceeding), whether or not such amounts are allowed or allowable in whole or in part in such proceeding, in each case excluding Unasserted Contingent Obligations.

"Patent Licenses" means any written agreement, now or hereafter in effect, granting to any Person any right to make, use or sell any invention on which a Patent has been granted to any Debtor or that any Debtor otherwise has the right to license, or granting to any Debtor any right to make, use or sell any invention on which a Patent has been granted to any other Person or that any other Person otherwise has the right to license, and all rights of any Debtor under any such agreement.

"Patents" means all United States and foreign patents and certificates of invention, or similar industrial property rights, and applications for any of the foregoing, including: (i) all reissues, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations thereof, (ii) all rights corresponding thereto throughout the world, (iii) all inventions and improvements described therein, (iv) all rights to sue for past, present and future infringements thereof, (v) all claims, damages, and proceeds of suit arising therefrom, and (vi) all proceeds of the foregoing, including royalties, income, payments, claims, damages, and proceeds of suit.

"Perfection Certificate" means the completed certificate entitled "Perfection Certificate" duly executed and delivered to the Agent on the date hereof.

"Permitted Liens" means, (i) with respect to the Tranche A Notes, any Lien permitted pursuant to the definition of "Permitted Lien" in the Tranche A Notes and (ii) with respect to the Tranche B Notes, any Lien permitted pursuant to the definition of "Permitted Lien" in the Tranche B Note.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Pledged Collateral" has the meaning ascribed to such term in Section 8(a)(ii).

"Pledged Interests" has the meaning ascribed to such term in Section 4(j).

"Pledged Securities" means, with respect to any Debtor, the shares of Capital Stock held by such Debtor; including the Capital Stock set forth in Schedule 3 of the Perfection Certificate as held by such Debtor, along with any other shares of Capital Stock as are hereafter acquired by such Debtor, in each case together with all rights, privileges, authority and powers of such Debtor relating to such Capital Stock in each such issuer or under any Organizational Document of each such issuer, and the certificates, instruments and agreements representing such Capital Stock and any and all interest of such Debtor in the entries on the books of any financial intermediary pertaining to such Capital Stock, but, in any case, excluding any items constituting Excluded Collateral.

"Required Holders" means the Note Holders constituting both of the Tranche A Required Holders and the Tranche B Required Holders; provided, for the avoidance of doubt, that with respect to the reference to this definition located in the SPV Organizational Documents and the BRE Organizational Documents (in each case, as defined in the Tranche A Notes), "Required Holders" shall refer solely to the Tranche A Required Holders.

"Royalty Purchase Agreement" means the Purchase and Sale Agreement dated as of October 8, 2024 by and among Scilex Holding Company and Scilex Pharmaceuticals Inc., as the seller parties and Efshar Hataya Ltd, 3i, LP and Oramed Pharmaceuticals Inc., as the purchasers.

"Securities Purchase Agreement" means, collectively, the (i) the Tranche A Securities Purchase Agreement and (ii) the Tranche B Securities Purchase Agreement.

"Source Code" means, collectively, any human readable software source code, any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in, embedded in or combined with, in any manner, any software source code.

"Subsidiary" has the meaning given to such term in the Tranche A Securities Purchase Agreement.

"Subordination Agreement" means that certain Subordination Agreement, dated as of the date hereof, by and between the Agent, Scilex Pharmaceuticals Inc., and Efshar Hataya Ltd, a Marshall Islands corporation, in its capacity as agent for itself and the other Royalty Secured Parties (as defined therein).

"Trade Secret Licenses" means any and all agreements providing for the granting of any license or similar right in or to Trade Secrets (whether such Debtor is licensee or licensor thereunder).

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"<u>Trade Secrets</u>" means all trade secrets and all other confidential or proprietary information and know-how constituting trade secrets, whether or not such trade secret has been reduced to a writing or other tangible form, including all documents and things embodying, incorporating, or referring in any way to such Trade Secret, including: (i) the right to sue for past, present and future misappropriation or other violation of any Trade Secret, and (ii) all proceeds of the foregoing, including royalties, income, payments, claims, damages, and proceeds of suit.

"<u>Trademark Licenses</u>" means any written agreement, now or hereafter in effect, granting to any Person any right to use any Trademark owned by any Debtor or that any Debtor otherwise has the right to license, or granting to any Debtor any right to use any Trademark owned by any other Person or that any other Person otherwise has the right to license, and all rights of any Debtor under any such agreement.

"<u>Trademarks</u>" means all United States, state, territorial and provincial and foreign trademarks (including, to the extent constituting a trademark or service mark, trade names, corporate names, company names, business names and fictitious business names), service marks, certification marks, collective marks, logos, other source or business identifiers, trade dress and general intangibles of a like nature, all registrations and applications for any of the foregoing including: (i) all extensions or renewals of any of the foregoing, (ii) all of the goodwill of the business connected with the use of and symbolized by the foregoing, (iii) the right to sue for past, present and future infringement or dilution of any of the foregoing or for any injury to goodwill, and (iv) all proceeds of the foregoing, including royalties, income, payments, claims, damages, and proceeds of suit.

"<u>Tranche A Closing Date</u>" means September 21, 2023.

"<u>Tranche A Note</u>" or "<u>Tranche A Notes</u>" has the meaning given to such term in the introductory paragraph of this Agreement.

"<u>Tranche A Required Holders</u>" means the "Required Holders" as defined in the Tranche A Securities Purchase Agreement.

"<u>Tranche A Securities Purchase Agreement</u>" means that certain Securities Purchase Agreement dated as September 21, 2023 among the Company, the Agent, Oramed Pharmaceuticals Inc. as the initial purchaser thereunder as amended by Amendment No. 1 to Securities Purchase Agreement dated as of the date hereof and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"<u>Tranche B Note</u>" or "<u>Tranche B Notes</u>" has the meaning given to such term in the introductory paragraph of this Agreement.

"<u>Tranche B Required Holders</u>" means the "Required Holders" as defined in the Tranche B Note.

"<u>Tranche B Securities Purchase Agreement</u>" means that certain Securities Purchase Agreement dated as of October 7, 2024, among the Company, the Agent, and the Buyers party thereto as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"UCC" means the Uniform Commercial Code of the State of New York and or any other applicable law of any state or states which has jurisdiction with respect to all, or any portion of, the Collateral or this Agreement, from time to time. It is the intent of the parties that defined terms in the UCC should be construed in their broadest sense so that the term "Collateral" will be construed in its broadest sense. Accordingly, if there are, from time to time, changes to defined terms in the UCC that broaden the definitions, they are incorporated herein and if existing definitions in the UCC are broader than the amended definitions, the existing ones shall be controlling.

2. **Grant of Security Interest in Collateral**. As an inducement for the Note Holders to extend and hold the loan as evidenced by the Notes and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Obligations, each Debtor hereby unconditionally and irrevocably pledges, grants and hypothecates to the Agent (on behalf and for the benefit of the Secured Parties) a security interest in and to, a lien upon and a right of set-off against all of their respective right, title and interest of whatsoever kind and nature in and to, the Collateral (a "Security Interest" and, collectively, the "Security Interests").

3. **Delivery of Certain Collateral**. Each Debtor shall deliver or cause to be delivered to the Agent (a) any and all certificates and other instruments representing or evidencing the Pledged Securities, if any, and (b) any and all certificates and other instruments or documents representing any of the other Collateral, in each case, together with all Necessary Endorsements, in each case (i) with respect to such items in existence on the date hereof, contemporaneously or prior to the execution of this Agreement, and (ii) with respect to any such items acquired by such Debtor following the date hereof, within ten (10) days of such acquisition (or such later date as may be agreed to by the Required Holders in their sole discretion). The Debtors have already or are, contemporaneously with the execution hereof, delivering to the Agent a true and correct copy of each Organizational Document governing any of the Pledged Securities.

4. **Representations, Warranties, Covenants and Agreements of the Debtors**. Except as set forth in the Perfection Certificate, which Perfection Certificate shall be deemed a part hereof, each Debtor represents and warrants to, and covenants and agrees with, the Secured Parties as follows:

(a) Each Debtor has the requisite corporate, partnership, limited liability company or other power and authority to enter into this Agreement and otherwise to carry out its obligations hereunder. The execution, delivery and performance by each Debtor of this Agreement and the filings contemplated therein have been duly authorized by all necessary action on the part of such Debtor and no further action is required by such Debtor. This Agreement has been duly executed by each Debtor. This Agreement constitutes the legal, valid and binding obligation of each Debtor, enforceable against each Debtor in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general application relating to or affecting the rights and remedies of creditors and by general principles of equity.

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(b) The Debtors have no place of business or offices where their respective books of account and records are kept (other than temporarily at the offices of its attorneys or accountants) or places where Collateral is stored or located, except as set forth in the Perfection Certificate. Except as specifically set forth in the Perfection Certificate, each Debtor is the lessee or record owner of the real property where such Collateral is located, and there exists no mortgage or other liens on any such real property except for Permitted Liens. Except as disclosed on in the Perfection Certificate, none of such Collateral is in the possession of any consignee, bailee, warehouseman, agent or processor.

(c)

(i) Except for Permitted Liens and except as set forth in Schedule 4(c) attached hereto, the Debtors are the sole owner of the Collateral (except for non-exclusive licenses granted by any Debtor in the ordinary course of business), free and clear of any liens, security interests, encumbrances, rights or claims, and are fully authorized through all corporate or limited liability company power, as applicable, to grant the Security Interests.

(ii) Except as set forth in Schedule 4(c) attached hereto, there is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those filed in favor of the Secured Parties pursuant to this Agreement) covering or affecting any of the Collateral.

(iii) Except as set forth in Schedule 4(c) attached hereto, as long as this Agreement shall be in effect, the Debtors shall not execute and shall not knowingly permit to be on file in any such office or agency any other financing statement or other document or instrument (except to the extent filed or recorded in favor of the Secured Parties pursuant to the terms of this Agreement or in connection with any Permitted Lien).

(d) To the Debtors' knowledge, no written claim has been received that any Collateral or any Debtor's use of any Collateral violates the rights of any third party. To the Debtors' knowledge, there has been no adverse decision to any Debtor's claim of ownership rights in or exclusive rights to use the Collateral in any jurisdiction or to any Debtor's right to keep and maintain such Collateral in full force and effect, and, except as set forth in Schedule 4(d) attached hereto, there is no proceeding involving said rights pending or, to the best knowledge of any Debtor, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

(e) Each Debtor shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the locations set forth in the Perfection Certificate attached hereto (to the extent such locations of Collateral would be required to be disclosed on the Perfection Certificate pursuant to the thresholds and requirements set forth in the Perfection Certificate) and may not relocate such books of account and records or tangible Collateral unless it delivers to the Secured Parties at least thirty (30) days prior to such relocation (i) written notice of such relocation and the new location thereof (which must be within the United States) and (ii) evidence that appropriate financing statements under the UCC and other necessary documents, if any, have been filed and recorded and other steps have been taken to perfect the Security Interests to create in favor of the Secured Parties a valid, perfected and continuing perfected first priority (other than with respect to liens securing the Royalty Purchase Agreement, and liens securing the Acceptable Indebtedness (as defined in the Tranche A Note) to the extent permitted under either Note) lien in the Collateral, subject to Permitted Liens.

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(f) This Agreement creates in favor of the Secured Parties a valid security interest in the Collateral, subject only to Permitted Liens, securing the payment and performance of the Obligations. Upon making the filings described in the immediately following paragraph, all security interests created hereunder in any Collateral which may be perfected by filing Uniform Commercial Code financing statements shall have been duly perfected. Except for the filing of the Uniform Commercial Code financing statements referred to in the immediately following paragraph, the recordation of each Intellectual Property Security Agreement (as defined in Section 4(p) hereof) with respect to registered copyrights and copyright applications in the United States Copyright Office and/or Patents and registered or applied for Trademarks in the United States Patent and Trademark Office, as applicable, the execution and delivery of deposit account control agreements satisfying the requirements of Section 9-104(a)(2) of the UCC with respect to each deposit account of the Debtors, and the delivery of the certificates and other instruments provided in Section 3 hereof, no action is necessary to create, perfect or protect the security interests created hereunder (subject to the Foreign Perfection Requirement). Without limiting the generality of the foregoing, except for the filing of said financing statements, the recordation of said Intellectual Property Security Agreements, the execution and delivery of said deposit account control agreements and, subject to the Foreign Perfection Requirement, the recordation of the Agent's security interest in any intellectual property located in a non-U.S. jurisdiction, no consent of any third parties and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (i) the execution, delivery and performance of this Agreement, (ii) the creation or perfection of the Security Interests created hereunder in the Collateral or (iii) the enforcement of the rights of the Agent and the Secured Parties hereunder. Notwithstanding anything to the contrary set forth herein, subject to the Foreign Perfection Requirement, no actions in any non-U.S. jurisdiction shall be required in order to create or perfect any security interest in any assets.

(g) Each Debtor hereby authorizes the Agent to file one or more financing statements under the UCC, with respect to the Security Interests, with the proper filing and recording agencies in any jurisdiction deemed proper by the Required Holders.

(h) The execution, delivery and performance of this Agreement by the Debtors does not (i) violate any of the provisions of any Organizational Documents of any Debtor, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing any Debtor's debt or otherwise) to which any Debtor is a party, (iii) subject to any Required Approvals (as defined in the Tranche A Securities Purchase Agreement), conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which a Debtor is subject (including federal and state securities laws and regulations), or by which any property or asset of any Debtor is bound or affected in any material respect. All required consents (including, without limitation, from stockholders or creditors of any Debtor), if any, necessary for any Debtor to enter into and perform its obligations hereunder have been obtained.

(i) The Pledged Securities listed in Schedule 3 of the Perfection Certificate represent all of the Capital Stock and other equity interests of the Grantors (other than the Company), and represent all Capital Stock and other equity interests owned, directly or indirectly, by the Company. All of the Pledged Securities are validly issued, fully paid and nonassessable, and the Company is the legal and beneficial owner of the Pledged Securities, free and clear of any lien, security interest or other encumbrance except for the security interests created by this Agreement and Permitted Liens.

(j) The ownership and other equity interests in partnerships and limited liability companies (if any) included in the Collateral ("Pledged Interests") by their express terms do not provide that they are securities governed by Article 8 of the UCC and are not held in a securities account or by any financial intermediary.

(k) Except for Permitted Liens, each Debtor shall at all times maintain the liens and Security Interests provided for hereunder as valid and perfected first priority liens and security interests in the Collateral in favor of the Secured Parties until this Agreement and the Security Interest hereunder shall be terminated pursuant to Section 14 hereof. Each Debtor hereby agrees to defend the same against the claims of any and all persons and entities. Each Debtor shall safeguard and protect all Collateral for the account of the Secured Parties. At the request of the Agent (at the written direction of the Required Holders), each Debtor will sign and deliver to the Agent on behalf of the Secured Parties at any time or from time to time one or more financing statements pursuant to the UCC in form reasonably satisfactory to the Required Holders and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by the Required Holders to be, necessary or desirable to effect the rights and obligations provided for herein. Without limiting the generality of the foregoing, each Debtor shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security Interests hereunder, and each Debtor shall obtain and furnish to the Agent from time to time, upon demand, such releases and/or subordinations of claims and liens which may be required to maintain the priority of the Security Interests hereunder.

(l) No Debtor will transfer, pledge, hypothecate, encumber, license, sell or otherwise dispose of any of the Collateral (except as permitted under the Notes) without the prior written consent of the Required Holders.

(m) Each Debtor shall keep and preserve its equipment, inventory and other tangible Collateral in good condition, repair and order (ordinary war and tear excluded), and shall not operate or locate any such Collateral (or cause to be operated or located) in any area excluded from insurance coverage.

(n) Each Debtor shall maintain with financially sound and reputable insurers, insurance with respect to the Collateral, including Collateral hereafter acquired, against loss or damage of the kinds and in the amounts customarily insured against by entities of established reputation having similar properties similarly situated and in such amounts as are customarily carried under similar circumstances by other such entities and otherwise as is prudent for entities engaged in similar businesses but in any event sufficient to cover the full replacement cost thereof (for the avoidance of doubt, it is acknowledged and agreed that the Debtor's insurance as of the date hereof is deemed to satisfy the foregoing requirements). Each Debtor shall cause each insurance policy issued in connection herewith to provide, and the insurer issuing such policy to certify to the Agent, that (a) the Agent will be named as lender loss payee and additional insured under each such insurance policy; (b) if such insurance be proposed to be cancelled or materially changed for any reason whatsoever, such insurer will promptly notify the Agent and such cancellation or change shall not be effective as to the Agent for at least thirty (30) days after receipt by the Agent of such notice, unless the effect of such change is to extend or increase coverage under the policy; and (c) the Agent will have the right (but no obligation) at its election to remedy any default in the payment of premiums within thirty (30) days of notice from the insurer of such default (for the avoidance of doubt, it is acknowledged and agreed that the certificates of insurance provided by Debtors to the Agent as of the date hereof is deemed to satisfy the foregoing requirements). If no Event of Default exists and if the proceeds arising out of any claim or series of related claims do not exceed $250,000, loss payments in each instance will be applied by the applicable Debtor to the repair and/or replacement of property with respect to which the loss was incurred to the extent reasonably feasible, and any loss payments or the balance thereof remaining, to the extent not so applied, shall be payable to the applicable Debtor. Copies of such policies or the related certificates, in each case, naming the Agent as lender loss payee and additional insured shall be delivered to the Agent at least annually and at the time any new policy of insurance is issued.

(o) Each Debtor shall, within seven (7) days of obtaining knowledge thereof, advise the Secured Parties through the Agent promptly, in sufficient detail, of any material adverse change in the Collateral, and of the occurrence of any event which would have a material adverse effect on the value of the Collateral or on the Secured Parties' security interest therein.

(p) Each Debtor shall promptly execute and deliver to the Agent such further deeds, mortgages, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as the Agent (at the written direction of the Required Holders) may from time to time reasonably request and the Required Holders may in their sole discretion deem necessary to perfect, protect or enforce the Secured Parties' security interest in the Collateral including, without limitation, the execution and delivery of (i) a separate security agreement with respect to each Debtor's Intellectual Property (an "Intellectual Property Security Agreement") on the Tranche A Closing Date (for the avoidance of doubt, such Intellectual Property Security Agreement required on the Tranche A Closing Date shall only be required with respect to the Debtors' U.S. Intellectual Property) and (ii) supplemental Intellectual Property Security Agreements on a quarterly basis, commencing with the first full calendar quarter following the Tranche A Closing Date, within forty-five (45) days following the last day of each applicable calendar quarter, covering any newly acquired or registered Intellectual Property (subject to the Foreign Perfection Requirement, limited to U.S. Intellectual Property), if any, which Intellectual Property Security Agreements shall be substantially in a form reasonably acceptable to the Agent and the Required Holders and, in each case, other than as stated therein, shall be subject to all of the terms and conditions hereof.

(q) Each Debtor shall permit the Agent and its representatives and agents to inspect the Collateral during normal business hours and upon reasonable prior notice, and to make copies of records pertaining to the Collateral as may be reasonably requested by the Agent (at the written direction of the Required Holders) from time to time; provided, that unless an Event of Default has occurred and is continuing, Debtors shall not be obligated to reimburse the Agent for more than one such inspection in any calendar year.

(r) Each Debtor shall take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of the Collateral.

(s) Each Debtor shall promptly notify the Secured Parties in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against any Collateral and of any other information received by such Debtor that may materially affect the value of the Collateral, the Security Interest or the rights and remedies of the Secured Parties hereunder.

(t) All information heretofore, herein or hereafter supplied to the Secured Parties by or on behalf of any Debtor with respect to the Collateral is accurate and complete in all material respects as of the date furnished.

(u) The Debtors shall at all times preserve and keep in full force and effect their respective valid existence and good standing and any rights and franchises material to its business.

(v) No Debtor will change its name, type of organization, jurisdiction of organization, organizational identification number (if it has one), legal or corporate structure, or identity, or add any new fictitious name unless it provides at least thirty (30) days prior written notice to the Secured Parties of such change and, at the time of such written notification, such Debtor provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(w) Except in the ordinary course of business, no Debtor may consign any of its inventory or sell any of its inventory on bill and hold, sale or return, sale on approval, or other conditional terms of sale without the consent of the Agent (consenting at the written direction of the Required Holders) which shall not be unreasonably withheld.

(x) No Debtor may relocate its chief executive office to a new location without providing thirty (30) days prior written notification thereof to the Secured Parties and so long as, at the time of such written notification, such Debtor provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(y) Each Debtor was organized and remains organized solely under the laws of the state set forth in the Perfection Certificate.

(z) (i) The actual name of each Debtor is the name set forth in the Perfection Certificate; (ii) no Debtor has any trade names except as set forth in the Perfection Certificate; (iii) no Debtor has used any name other than that stated in the preamble hereto or as set forth in the Perfection Certificate; and (iv) no entity has merged into any Debtor or been acquired by any Debtor within the past five years except as set forth in the Perfection Certificate.

(aa) At any time and from time to time that any Collateral consists of instruments, certificated securities or other items that require or permit possession by the secured party to perfect the security interest created hereby, the applicable Debtor shall deliver such Collateral to the Agent.

(bb) Each Debtor, in its capacity as issuer, hereby agrees, to comply with any and all orders and instructions of Agent (at the written direction of the Required Holders) regarding the Pledged Interests or the Pledged Securities consistent with the terms of this Agreement without the further consent of any Debtor as contemplated by Section 8-106 (or any successor section) of the UCC. Further, each Debtor agrees that it shall not enter into a similar agreement (or one that would confer "control" within the meaning of Article 8 of the UCC) with any other person or entity.

(cc) Each Debtor shall cause all tangible chattel paper with an aggregate value in excess of $250,000 constituting Collateral to be delivered to the Agent, or, if such delivery is not possible, then to cause such tangible chattel paper to contain a legend noting that it is subject to the security interest created by this Agreement. To the extent that any Collateral consists of electronic chattel paper, the applicable Debtor shall cause the underlying chattel paper to be "marked" within the meaning of Section 9-105 of the UCC (or successor section thereto).

(dd) Other than with respect to Excluded Accounts, if there is any investment property or deposit account included as Collateral that can be perfected by "control" through an account control agreement, the applicable Debtor shall cause such an account control agreement, in form and substance in each case satisfactory to the Agent and Required Holders, to be entered into and delivered to the Agent for the benefit of the Secured Parties, in each case, subject to the time period set forth in Section 7(b)(vi) of the Tranche A Note.

(ee) If any Debtor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of such Debtor with a face amount greater than $500,000, such Debtor shall promptly, and in any event within ten (10) Business Days, notify the Agent thereof and shall, at the written request and option of the Agent, pursuant to an agreement in form and substance reasonably satisfactory to the Agent, either (i) use commercially reasonable efforts to, within 15 days of such request, arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to the Agent of the proceeds of any drawing under the letter of credit or (ii) during the occurrence and continuation of an Event of Default, arrange for the Agent to become the transferee beneficiary of the letter of credit, with the Agent agreeing, in each case, that the proceeds of any drawing under the letter of credit are to be paid to the applicable Debtor unless an Event of Default has occurred and is continuing.

(ff) To the extent that any Collateral is in the possession of any third party, the applicable Debtor shall promptly upon Agent's written request (and in no event later than five (5) Business Days after receiving written request from the Agent or such longer time period as the Required Holders may agree), join with the Agent in notifying such third party of the Secured Parties' security interest in such Collateral and, to the extent necessary to protect and preserve Secured Parties' security interest in such Collateral, shall use its best efforts to obtain an acknowledgement and agreement from such third party with respect to the Collateral, in form and substance reasonably satisfactory to the Agent and Required Holders.

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(gg) If any Debtor shall at any time hold or acquire any Commercial Tort Claim with an aggregate value (as determined by the Company in good faith) in excess of $500,000, such Debtor shall promptly (and in any event within ten (10) Business Days of obtaining knowledge or receipt thereof) notify the Secured Parties in a writing signed by such Debtor of the particulars thereof (provided, for the avoidance of doubt, that the foregoing requirement, to the extent applicable, shall be deemed to be satisfied as of the date hereof with respect to the Commercial Tort Claims set forth on Schedule 10 to the Perfection Certificate) and hereby authorizes the filing of additional financing statements or amendments to existing financing statements describing such Commercial Tort Claims, and agrees to do such other acts or things reasonably deemed necessary or desirable by the Required Holders to give the Agent a perfected security interest in any such Commercial Tort Claim.

(hh) Reserved.

(ii) Each Debtor shall cause each subsidiary of such Debtor to become a party hereto (an "Additional Debtor"), by executing and delivering an Additional Debtor Joinder in substantially the form of Annex A attached hereto and comply with the provisions hereof applicable to the Debtors promptly following the formation or acquisition of such Additional Debtor (in any event within thirty (30) days of such formation or acquisition). Concurrent therewith, the Additional Debtor shall deliver a supplement to the Perfection Certificate. The Additional Debtor shall also deliver such opinions of counsel, authorizing resolutions, good standing certificates, incumbency certificates, organizational documents, financing statements and other information and documentation as the Agent may reasonably request. Upon delivery of the foregoing to the Agent, the Additional Debtor shall be and become a party to this Agreement with the same rights and obligations as the Debtors, for all purposes hereof as fully and to the same extent as if it were an original signatory hereto and shall be deemed to have made the representations, warranties and covenants set forth herein as of the date of execution and delivery of such Additional Debtor Joinder, and all references herein to the "Debtors" shall be deemed to include each Additional Debtor.

(jj) Each Debtor shall vote the Pledged Securities to the extent necessary to comply with the covenants and agreements set forth herein and in the Notes.

(kk) Each Debtor shall register the pledge of the applicable Pledged Securities on the books of such Debtor. Each Debtor shall notify each issuer of Pledged Securities to register the pledge of the applicable Pledged Securities in the name of the Secured Parties on the books of such issuer. Further, except with respect to certificated securities delivered to the Agent, upon written request by the Agent (at the written direction of the Required Holders), the applicable Debtor shall deliver to the Agent an acknowledgement of pledge (which, where appropriate, shall comply with the requirements of the relevant UCC with respect to perfection by registration) signed by the issuer of the applicable Pledged Securities, which acknowledgement shall confirm that: (a) it has registered the pledge on its books and records; and (b) at any time directed by the Agent (at the written direction of the Required Holders) during the continuation of an Event of Default, such issuer will transfer the record ownership of such Pledged Securities into the name of any designee of Agent, will take such steps as may be necessary to effect the transfer, and will comply with all other instructions of Agent regarding such Pledged Securities without notice to or the further consent of the applicable Debtor.

(ll) In the event that, upon an occurrence of an Event of Default, if the Agent shall sell all or any of the Pledged Securities to another party or parties (herein called the "Transferee") or shall purchase or retain all or any of the Pledged Securities, each Debtor shall, to the extent applicable: (i) deliver to the Agent or the Transferee, as the case may be, the articles of incorporation, bylaws, minute books, stock certificate books, corporate seals, deeds, leases, indentures, agreements, evidences of indebtedness, books of account, financial records and all other Organizational Documents and records of the Debtors and their direct and indirect subsidiaries; (ii) use its best efforts to obtain resignations of the persons then serving as officers and directors of the Debtors and their direct and indirect subsidiaries, if so requested; and (iii) use its best efforts to obtain any approvals that are required by any governmental or regulatory body in order to permit the sale of the Pledged Securities to the Transferee or the purchase or retention of the Pledged Securities by the Agent and allow the Transferee or Agent to continue the business of the Debtors and their direct and indirect subsidiaries.

(mm) In the event any Debtor, either itself or through any agent, employee, licensee, or designee, files an application for the registration of any Copyright with the United States Copyright Office, or acquires or otherwise obtains any ownership of Collateral consisting of Copyrights after the date hereof, such Debtor shall, in no event more than twenty-five (25) days thereafter, execute and deliver an Intellectual Property Security Agreement in accordance with Section 4(p) above.

(nn) Each Debtor will from time to time, at the joint and several expense of the Debtors, promptly execute and deliver all such further instruments and documents, and take all such further action as may be necessary, or as the Agent (at the written direction of the Required Holders) may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Secured Parties to exercise and enforce their rights and remedies hereunder and with respect to any Collateral or to otherwise carry out the purposes of this Agreement.

(oo) The Perfection Certificate attached hereto lists all of the registered patents, patent applications, registered trademarks, trademark applications and registered copyrights, and domain names owned by any of the Debtors as of the date hereof. The Perfection Certificate lists all licenses in favor of any Debtor for the use of any patents, trademarks, copyrights and domain names as of the date hereof.

(pp) Until the Obligations shall have been paid and performed in full, the Company covenants that it shall promptly direct any direct or indirect subsidiary of the Company and formed or acquired after the date hereof to enter into an assumption agreement in the form of Annex 1 to the Guarantee.

5. **Reserved**.

6. **Defaults**. The occurrence of an Event of Default under any Note shall be an "Event of Default" for all purposes hereunder.

7. **Duty To Hold In Trust**.

(a) Upon the occurrence of any Event of Default and at any time thereafter, each Debtor shall, upon receipt of any revenue, income, dividend, interest or other sums subject to the Security Interests, whether payable pursuant to the Notes or other Obligation, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any such sum, hold the same in trust for the Secured Parties and shall forthwith endorse and transfer any such sums or instruments, or both, first to the payment or reimbursement of any fees and expenses then owed to the Agent and then to the Secured Parties pro-rata in proportion to their respective then-currently outstanding principal amount of the Notes for application to the satisfaction of the Obligations.

(b) If any Debtor shall become entitled to receive or shall receive any securities or other property (including, without limitation, shares of Pledged Securities or instruments representing Pledged Securities acquired after the date hereof, or any options, warrants, rights or other similar property or certificates representing a dividend, or any distribution in connection with any recapitalization, reclassification or increase or reduction of capital, or issued in connection with any reorganization of such Debtor or any of its direct or indirect subsidiaries) in respect of the Pledged Securities (whether as an addition to, in substitution of, or in exchange for, such Pledged Securities or otherwise), such Debtor agrees to (i) accept the same as the agent of the Secured Parties; (ii) hold the same in trust on behalf of and for the benefit of the Secured Parties; and (iii) to deliver any and all certificates or instruments evidencing the same to the Agent on or before the close of business on the fifth Business Day following the receipt thereof by such Debtor, in the exact form received together with the Necessary Endorsements, to be held by the Agent subject to the terms of this Agreement as Collateral.

8. **Rights and Remedies Upon Default**.

(a) Upon the occurrence and during the continuance of an Event of Default, in addition to all other rights and remedies available to the Agent under any other agreement, at law, in equity, or otherwise, and in all cases the Secured Parties, acting through the Agent, shall have the right to exercise all of the remedies conferred hereunder and under the Notes, and the Secured Parties shall have all the rights and remedies of a secured party under the UCC. Without limitation, the Agent, for the benefit of the Secured Parties, shall have the following rights and powers in each case solely upon the occurrence and during the continuance of an Event of Default:

(i) The Agent shall have the right to take possession of the Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and each Debtor shall assemble the Collateral and make it available to the Agent at places which the Agent shall reasonably select, whether at such Debtor's premises or elsewhere, and make available to the Agent, without rent, all of such Debtor's respective premises and facilities for the purpose of the Agent taking possession of, removing or putting the Collateral in saleable or disposable form.

(ii) Subject in each case to the requirement that concurrent notice thereof be delivered by the Agent to the applicable Debtor, (A) the Agent shall have the sole and exclusive right to receive any and all dividends, payments or other proceeds paid in respect of the Pledged Securities and other investment property pledged hereunder (to the extent not constituting Excluded Collateral) (collectively, the "Pledged Collateral") and make application thereof to the

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Obligations in the manner set forth in <u>Section 9</u> hereof, (B) the Agent shall have the sole and exclusive right (but shall be under no obligation) to register any or all of the Pledged Collateral in the name of the Agent or its nominee, (C) all rights of each Debtor to exercise or refrain from exercising the voting, corporate, consensual and other rights and privileges pertaining to the Pledged Collateral to which such Debtor would otherwise be entitled shall automatically cease and become vested in the Agent, and (D) the Agent or its nominee shall have (except to the extent, if any, specifically waived in each instance by the Agent in writing in its sole discretion) the sole and exclusive right to exercise or refrain from exercising, but under no circumstances is the Agent obligated by the terms of this Agreement or otherwise to exercise, (x) all voting, corporate, consensual and other rights and privileges pertaining to the Pledged Collateral, whether at any meeting of shareholders of the relevant Issuer or Issuers, by written consent in lieu of a meeting or otherwise, and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to the Pledged Collateral as if it were the absolute owner thereof (including the right to exchange, at its discretion, any and all of the Pledged Collateral upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of any Issuer, or upon the exercise by any Debtor or the Agent of any right, privilege or option pertaining to the Pledged Collateral, and in connection therewith, the right to deposit and deliver any and all of the Pledged Collateral with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Agent may determine in its sole discretion), all without liability except to account for property actually received by the Agent, but the Agent shall have no duty to any Debtor or any other Person to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing. In furtherance of the rights exercised by the Agent upon concurrent notice to the applicable Debtor in accordance with the preceding sentence, each Debtor hereby appoints the Agent as such Debtor's true and lawful attorney-in-fact, with full power of substitution, and grants to the Agent this IRREVOCABLE PROXY, to vote all or any part of the Pledged Collateral from time to time following the occurrence and during the continuance of an Event of Default, in each case in any manner as the Agent is directed in writing by the Enforcing Required Holders for or against any or all matters submitted, or which may be submitted, to a vote of shareholders (including holders of any Capital Stock of any Issuer), partners or members, as the case may be, and to exercise all other rights, powers, privileges and remedies to which any such shareholders (including holders of any Capital Stock of any Issuer), partners or members would be entitled (including, without limitation, giving or withholding written consents of holders of Capital Stock of any Issuer, calling special meetings of the holders of the Capital Stock of any Issuer and voting at such meetings). The power-of-attorney and irrevocable proxy granted hereby are effective automatically upon the occurrence and during the continuance of an Event of Default without the necessity that any action (including, without limitation, that any transfer of any of the Pledged Collateral be recorded on the books and records of the relevant Issuer or that any of the Pledged Collateral be registered in the name of the Agent or any other Person) be taken by any Person (including the Issuer of the relevant Pledged Collateral or any officer or agent thereof), are coupled with an interest and shall be irrevocable, shall survive the bankruptcy, dissolution or winding up of each relevant Debtor, and shall terminate only upon payment in cash of the Obligations in full.

(iii) Each Debtor hereby authorizes and instructs each Issuer of any Pledged Collateral pledged by such Debtor hereunder to comply with any instruction received by such Issuer from the Agent in writing that states that an Event of Default has occurred and is continuing, without any other or further instructions from such Debtor, and each Debtor agrees that each Issuer shall be fully protected in so complying and shall have no duty or right to inquire as to the Agent's authority to give such instruction, including the payment of any dividends or other payments with respect to any Pledged Collateral directly to the Agent. Each party hereto that is an Issuer acknowledges the rights, remedies and privileges of the Agent set forth in Section 8(a)(ii) above and agrees to abide and comply with any action taken by the Agent thereunder or pursuant thereto.

(iv) In furtherance of, and without in any way limiting, any of the foregoing, promptly (and in any event within two (2) Business Days or such later date as the Agent may agree at the written direction of the Enforcing Required Holders) following a request from the Agent, each Debtor shall execute and deliver (or cause to be executed and delivered) to the Agent any and all such further proxies, dividend payment orders and other instruments as the Agent may from time to time reasonably request (at the written direction of the Enforcing Required Holders) to facilitate the exercise of, or otherwise in connection with, any of the rights or remedies granted to the Agent in or pursuant to Section 8(a)(ii) above.

(v) Reserved.

(vi) The Agent shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon commercially reasonable terms and conditions, all without (except as shall be required by applicable statute and cannot be waived) advertisement or demand upon or notice to any Debtor or right of redemption of a Debtor, which are hereby expressly waived. Upon each such sale, lease, assignment or other transfer of Collateral, the Agent, for the benefit of the Secured Parties, may, to the extent permitted by applicable law, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of any Debtor, which are hereby waived and released.

(vii) The Agent shall have the right (but not the obligation) to notify any account debtors and any obligors under instruments or accounts to make payments directly to the Agent, on behalf of the Secured Parties, and to enforce the Debtors' rights against such account debtors and obligors.

(viii) The Agent, for the benefit of the Secured Parties, may (but is not obligated to) direct any financial intermediary or any other person or entity holding any investment property to transfer the same to the Agent, on behalf of the Secured Parties, or its designee.

(ix) To the extent permitted by applicable law, the Agent may (but is not obligated to) transfer any or all Intellectual Property registered in the name of any Debtor at the United States Patent and Trademark Office and/or Copyright Office into the name of the Secured Parties or any designee or any purchaser of any Collateral.

(b) Each Debtor covenants and agrees that, on the date that is thirty (30) days prior to the date of expiration (by operation of applicable law) (other than, for the avoidance of doubt, any expiration arising as a result of all of the Obligations being repaid in full) of the irrevocable proxy granted herein, including pursuant to Section 8(a)(ii) hereof, such Debtor shall automatically be deemed to have granted to the Agent a new irrevocable proxy on the same terms as the terms of the irrevocable proxy previously granted herein, including pursuant to Section 8(a)(ii) hereof. Promptly upon any request by the Agent (at the written request of the Enforcing Required Holders), each Debtor agrees to deliver to the Agent any further written evidence of such new irrevocable proxy to enable the Agent to exercise all of the rights relating to the Pledged Securities set forth in Section 8(a)(ii) hereof on the same terms as set forth therein.

(c) The Agent may sell the Collateral during the continuance of an Event of Default without giving any warranties and may specifically disclaim such warranties. In addition, to the fullest extent permitted by applicable law, each Debtor waives any and all rights that it may have to a judicial hearing in advance of the enforcement of any of the Agent's rights and remedies hereunder, including, without limitation, its right following an Event of Default to take immediate possession of the Collateral and to exercise its rights and remedies with respect thereto.

(d) For the purpose of enabling the Agent to further exercise rights and remedies under this Section 8 or elsewhere provided by agreement or applicable law, each Debtor hereby grants to the Agent, for the benefit of the Agent and the Secured Parties, an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to such Debtor) to use, license or sublicense following an Event of Default, any Intellectual Property now owned or hereafter acquired by such Debtor, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof.

9. **Application of Proceeds**. The proceeds of any such sale, lease or other disposition of the Collateral hereunder or from payments made on account of any insurance policy insuring any portion of the Collateral shall be applied (i) first, to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral and (ii) then to satisfaction of the Obligations in accordance with the Intercreditor Agreement and the Subordination Agreement, as applicable, and to the payment of any other amounts required by applicable law, after which the Secured Parties shall pay to the applicable Debtor any surplus proceeds. To the extent permitted by applicable law, each Debtor waives all claims, damages and demands against the Secured Parties arising out of the repossession, removal, retention or sale of the Collateral, unless due solely to the gross negligence or willful misconduct of the Secured Parties as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.

10. **Securities Law Provision**. Each Debtor recognizes that Agent may be limited in its ability to effect a sale to the public of all or part of the Pledged Securities by reason of certain prohibitions in the Securities Act of 1933, as amended, or other federal or state securities laws (collectively, the "Securities Laws"), and may be compelled to resort to one or more sales to a restricted group of purchasers who may be required to agree to acquire the Pledged Securities for their own account, for investment and not with a view to the distribution or resale thereof. Each Debtor agrees that sales so made may be at prices and on terms less favorable than if the Pledged Securities were sold to the public, and that Agent has no obligation to delay the sale of any Pledged Securities for the period of time necessary to register the Pledged Securities for sale to the public under the Securities Laws. Each Debtor shall cooperate with Agent in its attempt to satisfy any requirements under the Securities Laws (including, without limitation, registration thereunder if requested by the Agent) applicable to the sale of the Pledged Securities by the Agent.

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11. **Costs and Expenses**. Each Debtor agrees to pay all reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements pursuant to the UCC, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by the Agent (at the direction of the Required Holders). The Debtors shall also pay all other claims and charges which in the reasonable opinion of the Required Holders is reasonably likely to prejudice, imperil or otherwise affect the Collateral or the Security Interests therein. The Debtors will also, upon demand, pay to the Note Holders the amount of any and all reasonable and documented out-of-pocket expenses, including the reasonable and documented fees and expenses of its counsel and of any experts and agents, which the Note Holders may incur in connection with the creation, perfection, protection, satisfaction, foreclosure, collection or enforcement of the Security Interest and the preparation, administration, continuance, amendment or enforcement of this Agreement and pay to the Note Holders the amount of any and all reasonable and documented out-of-pocket expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Note Holders may incur in connection with (i) the enforcement of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement (including with respect to any workout, restructuring or bankruptcy proceeding) of any of the rights of the Note Holders under the Notes. Subject to the terms of the Intercreditor Agreement, until so paid, any fees payable to the Note Holders hereunder shall be added to the principal amount of the Notes on a pro rata basis and shall bear interest at the Default Rate (as defined in the Tranche A Note and the Tranche B Note, as applicable) and any fees and expenses payable to the Agent shall bear interest at the Default Rate (as defined in the Tranche A Note and the Tranche B Note, as applicable based upon which Holders constitute the Enforcing Required Holders).

12. **Responsibility for Collateral**. The Debtors assume all liabilities and responsibility in connection with all Collateral, and the Obligations shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason. Without limiting the generality of the foregoing, (a) neither the Agent nor any Secured Party (i) has any duty (either before or after an Event of Default) to collect any amounts in respect of the Collateral or to preserve any rights relating to the Collateral, or (ii) has any obligation to clean-up or otherwise prepare the Collateral for sale, and (b) each Debtor shall remain obligated and liable under each contract or agreement included in the Collateral to be observed or performed by such Debtor thereunder. Neither the Agent nor any Secured Party shall have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by the Agent or any Secured Party of any payment relating to any of the Collateral, nor shall the Agent or any Secured Party be obligated in any manner to perform any of the obligations of any Debtor under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by the Agent or any Secured Party in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to the Agent or to which the Agent or any Secured Party may be entitled at any time or times.

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13. **Security Interests Absolute**. All rights of the Secured Parties and all obligations of the Debtors hereunder, shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Notes or any agreement entered into in connection with the foregoing, or any portion hereof or thereof; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Notes or any other agreement entered into in connection with the foregoing; (c) any exchange, release or nonperfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any guarantee, or any other security, for all or any of the Obligations; (d) any action by the Secured Parties to obtain, adjust, settle and cancel in its sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to a Debtor, or a discharge of all or any part of the Security Interests granted hereby. Until the Obligations shall have been paid in full in cash (other than contingent indemnification and reimbursement obligations for which no demand has been made), the rights of the Secured Parties shall continue even if the Obligations are barred for any reason, including, without limitation, the running of the statute of limitations or bankruptcy. Each Debtor expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance. In the event that at any time any transfer of any Collateral or any payment received by the Secured Parties hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the United States, or shall be deemed to be otherwise due to any party other than the Secured Parties, then, in any such event, each Debtor's obligations hereunder shall survive cancellation of this Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof. Each Debtor waives all right to require the Secured Parties to proceed against any other person or entity or to apply any Collateral which the Secured Parties may hold at any time, or to marshal assets, or to pursue any other remedy. Each Debtor waives any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

14. **Term of Agreement**. This Agreement and the Security Interests shall terminate on the date on which all payments under the Notes and all other Obligations (other than contingent indemnification and reimbursement obligations for which no demand has been made) have been paid in full in cash; provided, however, that all indemnities of the Debtors contained in this Agreement shall survive and remain operative and in full force and effect regardless of the termination of this Agreement.

15. **Power of Attorney; Further Assurances**.

(a) Each Debtor authorizes the Agent, and does hereby make, constitute and appoint the Agent and its officers, agents, successors or assigns with full power of substitution, as such Debtor's true and lawful attorney-in-fact, with power, in the name of the Agent or such Debtor, to, after the occurrence and during the continuance of an Event of Default, (i) endorse any note, checks, drafts, money orders or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Agent; (ii) to sign and endorse any financing statement pursuant to the UCC or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against

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debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) to transfer any Intellectual Property or provide licenses respecting any Intellectual Property; and (vi) generally, at the option of the Agent (at the written direction of the Required Holders), and at the expense of the Debtors, at any time, or from time to time, to execute and deliver any and all documents and instruments and to do all acts and things which the Agent (at the written direction of the Required Holders) deems necessary to protect, preserve and realize upon the Collateral and the Security Interests granted therein in order to effect the intent of this Agreement and the Notes all as fully and effectually as the Debtors might or could do; and each Debtor hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations (other than contingent indemnification and reimbursement obligations for which no demand has been made) shall be outstanding. The designation set forth herein shall be deemed to amend and supersede any inconsistent provision in the Organizational Documents or other documents or agreements to which any Debtor is subject or to which any Debtor is a party. Without limiting the generality of the foregoing, after the occurrence and during the continuance of an Event of Default, each Secured Party is specifically authorized to execute and file any applications for or instruments of transfer and assignment of any Patents, Trademarks, Copyrights or other Intellectual Property with the United States Patent and Trademark Office and the United States Copyright Office.

(b) On a continuing basis, at the request of the Agent (at the written direction of the Required Holders), each Debtor will make, execute, acknowledge, deliver, file and record, as the case may be, with the proper filing and recording agencies in any jurisdiction, including, without limitation, the jurisdictions indicated in the Perfection Certificate, all such instruments, and take all such action as may reasonably be deemed necessary or advisable to perfect the Security Interests granted hereunder and otherwise to carry out the intent and purposes of this Agreement, or for assuring and confirming to the Agent the grant or perfection of a perfected security interest in all the Collateral under the UCC.

(c) Each Debtor hereby irrevocably appoints the Agent as such Debtor's attorney-in-fact, with full authority in the place and instead of such Debtor and in the name of such Debtor, from time to time in the Agent's discretion, at such time as an Event of Default has occurred and is continuing, to take any action and to execute any instrument which the Agent (at the written direction of the Required Holders) may deem necessary or advisable to accomplish the purposes of this Agreement, including the filing, at the written direction of the Required Holders, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of such Debtor where permitted by law, which financing statements may (but need not) describe the Collateral as "all assets" or "all personal property" or words of like import, and ratifies all such actions taken by the Agent. This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations (other than contingent indemnification and reimbursement obligations for which no demand has been made) shall be outstanding.

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16. **Notices**. All notices, requests, demands and other communications hereunder shall be given in the form and manner and delivered to the Agent and/or applicable Note Holder at its address specified in the Notes, and to any of the Grantors at their respective addresses specified in the Note or the Guarantee, as applicable, or, as to any party, at such other address as shall be designated by such party in a written notice to the other parties.

17. **Other Security**. To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, firm, corporation or other entity, then the Agent shall have the right, at the written direction of the Required Holders, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of the Secured Parties' rights and remedies hereunder.

18. **Appointment of Agent**. Pursuant to Section 5.23 of the Tranche A Securities Purchase Agreement and Section 10 of the Tranche B Securities Purchase Agreement, as applicable, the Secured Parties have appointed Acquiom Agency Services LLC to act as their agent for purposes of exercising any and all rights and remedies of the Secured Parties hereunder.

19. **Miscellaneous**.

(a) No course of dealing between the Debtors and the Secured Parties, nor any failure to exercise, nor any delay in exercising, on the part of the Secured Parties, any right, power or privilege hereunder or under the Notes shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) All of the rights and remedies of the Secured Parties with respect to the Collateral, whether established hereby or by the Notes or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

(c) This Agreement, together with the Intercreditor Agreement, the Subordination Agreement, the schedules hereto and the Perfection Certificate, contains the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Debtors and the Agent (acting at the direction of the Required Holders), or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.

(d) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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(e) No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

(f) This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company and the Grantors may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Secured Party. Any Secured Party may assign any or all of its rights under this Agreement to any Person to whom such Secured Party assigns or transfers any Obligations, provided such transferee agrees in writing to be bound, with respect to the transferred Obligations, by the provisions of this Agreement that apply to the "Secured Parties."

(g) Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

(h) Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, each Debtor agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and the Notes (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts located in New York, New York. Each Debtor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(i) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by .pdf via email transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such .pdf via email signature were the original thereof.

(j) All Debtors shall jointly and severally be liable for the obligations of each Debtor to the Secured Parties hereunder.

(k) The provisions of Section 6.9 of the Securities Purchase Agreement are incorporated herein by reference, *mutatis mutandis*.

(l) Nothing in this Agreement shall be construed to subject Agent or any Secured Party to liability as a partner in any Debtor or any if its direct or indirect subsidiaries that is a partnership or as a member in any Debtor or any of its direct or indirect subsidiaries that is a limited liability company, nor shall Agent or any Secured Party be deemed to have assumed any obligations under any partnership agreement or limited liability company agreement, as applicable, of any such Debtor or any of its direct or indirect subsidiaries or otherwise, unless and until any such Secured Party exercises its right to be substituted for such Debtor as a partner or member, as applicable, pursuant hereto.

(m) To the extent that the grant of the security interest in the Collateral and the enforcement of the terms hereof require the consent, approval or action of any partner or member, as applicable, of any Debtor or any direct or indirect subsidiary of any Debtor or compliance with any provisions of any of the Organizational Documents, the Debtors hereby grant such consent and approval and waive any such noncompliance with the terms of said documents.

(n) The Agent shall enjoy all the same rights, protections, immunities and indemnities granted to it under the Securities Purchase Agreement as though fully set forth herein. In performing its functions and duties under this Agreement, the Agent shall act solely as a non-fiduciary agent of the Secured Parties and does not assume, nor shall be deemed to have assumed, any obligation or relationship of trust with or for the Secured Parties. Nothing in this Agreement or any other Note Document shall be interpreted as giving the Agent responsibility for or any duty concerning the validity, perfection, priority or enforceability of the liens granted hereunder or as giving the Agent any obligation to take any action to procure or maintain such validity, perfection, priority or enforceability.

20. <u>Amendment and Restatement</u>. On the date hereof, this Agreement amends and restates in its entirety the Existing Security Agreement. The security interests granted by any Grantor, and Liens created, under the Existing Security Agreement continue without interruption under this Security Agreement and such security interests and Liens are hereby ratified and confirmed in all respects. From and after the effectiveness of this Agreement, the Obligations under the Existing Security Agreement shall continue as Obligations under the Notes and this Agreement. Without limiting the generality of the foregoing, this Agreement and the Notes and the grant of Liens on all of the Collateral described herein and therein do and shall continue to secure (without interruption) the payment of all Obligations of the Grantors under the Notes and this Agreement. Nothing herein shall be construed as a novation of the obligations outstanding under, or the security interest or Liens created by or granted pursuant to, the Existing Security

Agreement or the Tranche A Securities Purchase Agreement or the Tranche A Notes, which shall remain in full force and effect, except as modified hereby. Nothing express or implied in this Agreement shall be construed as a release or discharge of any Grantor under the Existing Security Agreement. It is agreed and understood that this Agreement represents a modification of, and does not constitute a novation, satisfaction or payment of any Obligation under, the Existing Security Agreement, nor does it operate as a waiver of any right, power or remedy of the Agent or any other Secured Party under any Note Document.

     21. <u>Intercreditor Agreement; Subordination Agreement</u>.

     (a) Notwithstanding anything herein to the contrary, the Liens granted to the Agent pursuant to this Agreement are expressly subject to the provisions of the Intercreditor Agreement and the Subordination Agreement and the exercise, after the occurrence and during the continuance of an Event of Default, of any right or remedy by the Agent or any other Secured Party with respect to the Collateral hereunder are subject to the provisions of the Intercreditor Agreement and the Subordination Agreement, respectively. In the event of any direct and irreconcilable conflict between the terms of the Intercreditor Agreement and/or the Subordination Agreement on the one hand, and this Agreement, on the other hand, with respect to (a) the priority of Liens granted to the Agent in the Collateral pursuant to this Agreement or (b) the rights of the Agent or any other Secured Party under this Agreement with respect to the Collateral after the occurrence and during the continuance of an Event of Default, the terms of the Intercreditor Agreement and the Subordination Agreement, as applicable, shall govern and control.

     (b) Subject to the foregoing, to the extent that the provisions of this Agreement require the delivery of, or control over, Collateral to be granted to the Agent at any time prior to the Payment in Full of all Obligations under the Tranche A Notes, then delivery of such Collateral (or control with respect thereto, and any related approval or consent rights) shall be made to the Agent subject to the provisions of the Intercreditor Agreement and the Subordination Agreement, as applicable.

     (c) Notwithstanding anything to the contrary herein, the Agent acknowledges and agrees that no Grantor shall be required to take or refrain from taking any action required to be taken by such Grantor pursuant to this Agreement or at the request of the Agent with respect to the Collateral if such action or inaction would be inconsistent with the provisions of the Intercreditor Agreement and/or the Subordination Agreement and that the representations, warranties and covenants of such Grantor shall be deemed to be modified to the extent necessary to effect the foregoing.

     (d) Nothing in this Section 21 shall be construed to provide that any Grantor is a third party beneficiary of the provisions of the Intercreditor Agreement (except as expressly provided therein) and the Subordination Agreement and each Grantor (x) agrees that, except as expressly otherwise provided in the Intercreditor Agreement and the Subordination Agreement, nothing in the Intercreditor Agreement or the Subordination Agreement is intended or shall impair the obligation of any Grantor to pay the obligations under this Agreement or any other Note Document as and when the same become due and payable in accordance with their respective terms, or to affect the relative rights of the creditors of any Grantor, other than the Agent, the holders of Tranche A Notes and the holder of Tranche B Notes as between themselves, and (y) if

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the Agent shall enforce its rights or remedies in violation of the provisions of the Intercreditor Agreement and/or the Subordination Agreement, agrees that it shall not use such violation as a defense to any enforcement of remedies otherwise made in accordance with the terms of this Agreement and the other Note Documents by the Agent or any other Secured Party or assert such violation as a counterclaim or basis for set-off or recoupment against the Agent or any other Secured Party and agrees to abide by the terms of this Agreement and to keep, observe and perform the several matters and things herein intended to be kept, observed and performed by it.

22. <u>Treatment of Excluded Subsidiaries; Designated Transaction</u>. Notwithstanding anything to the contrary set forth herein, upon and after the time of consummation of the Semnur Merger (as defined in the Tranche B Notes): (i) no reference herein or in any other Transaction Document to "the Company" or "the Company and its Subsidiaries" shall include, nor shall the term "Subsidiary" include, any Excluded Subsidiary (as defined in the Tranche B Notes), and (ii) the Excluded Subsidiaries shall not be subject to the representations, warranties or covenants contained herein, nor shall any Excluded Subsidiary be required to issue a guarantee of or grant a security interest securing, the Obligations hereunder. Immediately upon and after the consummation of the Semnur Merger (as defined in the Tranche B Notes), automatically, and without any further action by the Company, the Grantors, the Agent, the Holders, or any other Person, (x) all security interests and Liens with respect to the assets and property of each Excluded Subsidiary (including all equity interests held by each Excluded Subsidiary) granted or created hereunder and under the other Transaction Documents shall be deemed to be automatically, absolutely, unconditionally and irrevocably released, discharged and forever terminated, in each case without any further action by the Agent or any Holder or any other Person (<u>provided</u> that, for the avoidance of doubt, the Agent shall retain its security interest in and Lien with respect to all Capital Stock of any Excluded Subsidiary held by the Company or any other Grantor after giving effect to the closing of the Designated Transactions and all such Capital Stock shall constitute collateral under the applicable Transaction Documents (to the extent not otherwise constituting Excluded Collateral) and (y) such Excluded Subsidiary shall be fully and irrevocably released and discharged from all of its obligations, liabilities, guarantees, covenants, requirements or other agreements with and/or to the Agent and the Holders arising under the Transaction Documents, including, without limitation, the Obligations, any guarantee, lien, or security interest granted by such Excluded Subsidiary pursuant to the Transaction Documents and (z) such Excluded Subsidiary shall no longer be a Grantor, Debtor, Loan Party, or otherwise a party to the Transaction Documents, nor shall it be treated as a "Subsidiary" under the Transaction Documents. The Agent and the Holders, on the Closing Date (as defined in the Semnur Merger Agreement (as defined in the Tranche B Notes)), concurrently with the consummation of the Semnur Merger (as defined in the Tranche B Notes), each (a) authorizes the Company or its designee to (i) prepare and file any UCC termination statements and other filings as necessary or desirable to terminate any and all UCC financing statements filed by or on behalf of the Agent with respect to the obligations of any Excluded Subsidiary and (ii) file and record any agreement releasing the Agent's security interests in the intellectual property of such Excluded Subsidiary with the appropriate filing offices, and (b) agrees to execute and deliver, as promptly as practicable (including, to the extent required as conditions precedent to the consummation of the Semnur Merger under the Semnur Merger Agreement, prior to the Closing Date (as defined in the Semnur Merger Agreement)), any lien releases, intellectual property releases, mortgage releases, discharges of security interests, notices, filings, registrations and other similar discharge or release documents (in recordable form if applicable), which such lien releases, intellectual property releases, mortgage releases, discharges

of security interests, notices, filings, registrations and other similar discharges or release documents shall not be effective until the consummation of the Semnur Merger (as defined in the Tranche B Notes) on the Closing Date (as defined in the Semnur Merger Agreement), and to take all additional steps as may be necessary or desirable, as the Company may reasonably request to effectuate or evidence the termination and release of the security interests and Liens in respect of the Excluded Subsidiaries securing the Obligations, in each case, which are prepared and filed at the Company's sole expense.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be duly executed on the day and year first above written.

DEBTORS:

SCILEX HOLDING COMPANY

By: /s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer and President

SCILEX, INC.

By: /s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer, President,
          Treasurer, and Secretary

SCILEX PHARMACEUTICALS INC.

By: /s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer and President

SEMNUR PHARMACEUTICALS, INC.

By: /s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer and President

SCLX STOCK ACQUISITION JV LLC.

By: /s/ Jack Wu
Name: Jack Wu
Title: Sole Manager

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SCLX DRE HOLDINGS LLC

By: /s/ Jack Wu
Name: Jack Wu
Title: Sole Manager

AGENT:

ACQUIOM AGENCY SERVICES LLC, as Agent

By: /s/ Beth Cesari
Name: Beth Cesari
Title: Senior Director

TRANCHE A NOTE HOLDERS:

ORAMED PHARMACEUTICALS INC.

By: /s/ Nadav Kidron
Name: Nadav Kidron
Title: President and Chief Executive Officer

By: /s/ Josh Hexter
Name: Josh Hexter
Title: Chief Business and Operating Officer

TRANCHE B NOTE HOLDERS:

ORAMED PHARMACEUTICALS INC.

By: /s/ Nadav Kidron
Name: Nadav Kidron
Title: President and Chief Executive Officer

By: /s/ Josh Hexter
Name: Josh Hexter
Title: Chief Business and Operating Officer

NOMIS BAY LTD

By: /s/ James Keyes
Name: James Keyes
Title: Director

BPY LTD

By: /s/ James Keyes
Name: James Keyes
Title: Director

3i, LP

By: /s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager on Behalf of the GP

ANNEX A
to
AMENDED AND RESTATED SECURITY AGREEMENT
FORM OF ADDITIONAL DEBTOR JOINDER

Amended and Restated Security Agreement dated as of October 8, 2024 made by Scilex Holding Company and its subsidiaries party thereto from time to time, as Debtors, to and in favor of the Secured Parties identified therein (the "Security Agreement").

Reference is made to the Security Agreement as defined above; capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in, or by reference in, the Security Agreement.

The undersigned hereby agrees that upon delivery of this Additional Debtor Joinder to the Secured Parties referred to above, the undersigned shall (a) be an Additional Debtor under the Security Agreement, (b) have all the rights and obligations of the Debtors under the Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and (c) be deemed to have made the representations and warranties set forth therein as of the date of execution and delivery of this Additional Debtor Joinder. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERSIGNED SPECIFICALLY GRANTS TO THE SECURED PARTIES A SECURITY INTEREST IN THE COLLATERAL AS MORE FULLY SET FORTH IN THE SECURITY AGREEMENT AND ACKNOWLEDGES AND AGREES TO THE WAIVER OF JURY TRIAL PROVISIONS SET FORTH THEREIN.

Attached hereto is a supplement to the Perfection Certificate reflecting the information requested thereby with respect to the Additional Debtor [and a supplement to Schedules 4(c) and 4(d) to the Security Agreement].

An executed copy of this Joinder shall be delivered to the Secured Parties, and the Secured Parties may rely on the matters set forth herein on or after the date hereof. This Joinder shall not be modified, amended or terminated without the prior written consent of the Secured Parties.

IN WITNESS WHEREOF, the undersigned has caused this Joinder to be executed in the name and on behalf of the undersigned.

[Name of Additional Debtor]

By: _____

Name:

Title:

Address: _____

Dated: _____